UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Thomas, Patrick L.
   Sundstrand Corporation
   4949 Harrison Avenue
   P.O. Box 7003
   Rockford,, IL  61125-7003
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Sundstrand Corporation
   SNS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   November 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President and Chief Operating Officer, Industrial
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |07/01/|F(1)|V|104               |D  |$37.125    |                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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Common Stock               |10/01/|F(1)|V|258               |D  |$39.125    |                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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Common Stock               |11/19/|A(2)|V|6,000             |A  |$.00       |40,358             |D     |----                       |
                           |96    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Nonqualified | $38.937|11/19|A(3)|V|25,000     |A  |(3)  |11/19|Common Stock|25,000 |       |41,750(3)   |D  |---         |
Stock Option (Right to|5       |/96  |    | |           |   |     |/06  |            |       |       |            |   |            |
 Buy)w/Tandem Withhold|        |     |    | |           |   |     |     |            |       |       |            |   |            |
ing Right             |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1)Shares withheld to pay taxes on vesting of restricted stock pursuant to exercise of tax withholding right under the Sundstrand Corporation Stock Incentive Plan in transaction exempt under old Rule
16b-3.
(2)Award of restricted Common Stock under the Company's Stock Incentive Plan in transaction exempt under Rule 16b-3(d).
(3)Grant to Reporting Person of option to buy Common Stock under the Company's Stock Incentive Plan in transaction exempt under Rule 16b-3(d).
Options become exercisable at a rate of 25% of each grant on the second through fifth anniversary dates of November 19, 1996. The tax withholding right permits a participant to elect, subject to the approval of the Compensation Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold shares equal to the tax. Of the remaining 16,750 options, 2,250 first became exercisable on each of December 1, 1995, and December 1, 1996, and 2,250 options will become exercisable on December 1, 1997, all with an exercise price of $19.3125; and 2,500 options first became exercisable on November 15, 1996, and 2,500 options will become exercisable on each of November 15, 1997, November 15, 1998, and November 15, 1999, all with an exercise price of $22.375. All of the nonexercisable stock options, in the event of a "Change in Control" as defined in the Plan under which they were granted, may become immediately exercisable unless specifically prohibited by the terms of applicable law.
SIGNATURE OF REPORTING PERSON
Patrick L. Thomas